UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-33201 (DCT Industrial Trust Inc.)

333-195185 (DCT Industrial Operating Partnership LP)

DCT INDUSTRIAL TRUST INC.

(Prologis, Inc., as successor by merger to DCT Industrial Trust Inc.)

DCT INDUSTRIAL OPERATING PARTNERSHIP LP

(Prologis, L.P., as successor by merger to DCT Industrial Operating Partnership LP)

(Exact name of registrant as specified in charter)

Pier 1, Bay 1,

San Francisco, California 94111

(415) 394-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock of DCT Industrial Trust Inc., par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2018	PROLOGIS, INC. as successor by merger to DCT Industrial Trust Inc.

	By:	/s/ Deborah K. Briones
	Name:	Deborah K. Briones
	Title:	Senior Vice President, Associate General Counsel

PROLOGIS, L.P. as successor by merger to DCT Industrial Operating Partnership LP

By: Prologis, Inc., as successor by merger to DCT Industrial Trust Inc. its General Partner

By:	/s/ Deborah K. Briones
Name:	Deborah K. Briones
Title:	Senior Vice President, Associate General Counsel